Kehei, LLC
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net income/(loss)	$ 106,187	$ (2,484)
Changes in operating assets and liabilities:		
	-	-
Net cash used in operating activities	106,187	(2,484)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Members contributions	-	2,000
Net cash provided by financing activities	-	2,000
Net cash increase for period	106,187	(484)
Cash at beginning of period	4,418	4,902
Cash at end of year	$ 110,606	$ 4,418

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -